Exhibit 21.1

Significant Subsidiaries of Barnes & Noble, Inc.

1.	Barnes & Noble Booksellers, Inc., a Delaware corporation.

2.	Barnes & Noble Education, Inc., a Delaware corporation

3.	Barnes & Noble College Booksellers, LLC, a Delaware limited liability company.

4.	Barnes & Noble International LLC, a Delaware limited liability company.

5.	Barnes & Noble Marketing Services LLC, a Virginia limited liability company.

6.	Barnes & Noble Purchasing, Inc., a New York corporation.

7.	Barnes & Noble Services, Inc., a New York corporation.

8.	NOOK Digital, LLC, a Delaware limited liability company.

9.	Sterling Publishing Co., Inc., a Delaware corporation.